M.B.A. Holdings, Inc.
9419 E. San Salvador Drive, Suite 105
Scottsdale, AZ 85258
(480) 860-2288

May 8, 2006

Mr. Thomas Flinn
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	M.B.A. Holdings, Inc. Form 8-K Response to Comments Letter dated April 17, 2006 File No. 0-28221

Dear Mr. Flinn:

Pursuant to your letter and phone discussions with Gary Ray, we revised our Form 8-K to enhance the overall disclosure as you had recommended. The revision is being submitted as Amendment No. 1 of Form 8-K. A letter by our former accountant appears as an exhibit to the submission. We are pleased that they expressed agreement with the statements we had made in the 8-K.

In regards to responding to your comments, M.B.A. Holdings, Inc. acknowledges that:

1)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3)	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your guidance in this matter had been most helpful. We trust that our amended 8-K meets with your approval and provides the desired disclosure to the investment community.

Please call me at (480) 860-2288 Ext. 317 with any questions.

Sincerely,

/s/ Gaylen M. Brotherson
Gaylen M. Brotherson
Chief Executive Officer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 AMENDMENT NO. 1
TO
FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report (Date of earliest event reported):  April 10, 2006

M.B.A. Holdings, Inc.
(Exact name of registrant as specified in its Charter)

Nevada	0-28221	87-0522680
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	file number)	Identification No.)

9419 E. San Salvador, Suite 105, Scottsdale, AZ 85260

(Address of principal executive offices, including zip code)

(480) 860-2288

(Registrant's telephone number)

Item 4.01	Changes in Registrant’s Certifying Accountant.

On April 10, 2006, Semple & Cooper, LLP (S & C) submitted its letter of resignation as the auditor of record for M.B.A. Holdings, Inc. (the “Registrant”). The Audit Committee of the Registrant accepted the resignation.

In the past two years and subsequent interim period, S & C had qualified their opinion to the financial statements of the Registrant due to a going concern scope limitation. The auditor’s report on the same financial statements contained no adverse opinion, or disclaimer of opinion, nor was it modified as to accounting principles.

The Registrant had no disagreements in the past two years and subsequent interim period with the former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with their report.

S & C had noted in the past year that a material weakness existed in the internal controls over newly acquired assets. It was noted that the registrant had experienced difficulties in establishing an acceptable level of control over the motorcycle rental operations. In addition, in the past year, a weakness in internal controls has been attributed to staffing needs. The filling of vacancies, especially at the CFO position, was recommended to acquire needed knowledge, experience, and skills.

The former auditor had on each occasion of citing material weakness in internal controls in the most recent two years and interim period discussed the matter with the Audit Committee of the Registrant. The Registrant has recognized these weaknesses and has established a group to evaluate internal controls and to recommend changes to these controls to the Board of Directors.

The Registrant, herewith, authorizes full disclosure by the resigning auditor, S & C, to the yet-to-be-named successor of all records for which the authorization of the Registrant is required. Similarly, authorization will be given to the successor to make unrestricted inquiry of the former auditor.

The Registrant has not over the past two years and interim period consulted with other accounting firms regarding completed or proposed transactions, reported events, or the type of opinion that might be rendered on its financial statements.

The Registrant has made the contents of this Form 8-K filing available to S & C and requested them to furnish us with a letter as to whether S & C agrees, or disagrees with, or wishes to clarify the Registrant’s expression of their views. A copy of this letter from S & C is included as Exhibit 16 to this filing.

Item 9.01.	Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Exhibits.

Exhibit
Number        Description

   16           Letter of Semple & Cooper, LLC to the SEC
2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M.B.A. Holdings, Inc.

Date: May ___, 2006	By:	/s/ Gaylen M. Brotherson

Gaylen M. Brotherson Chief Executive Officer

3

EXHIBIT 16

May 8, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by M.B.A. Holdings, Inc., to be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company’s Amendment No. 1 to Form 8-K report dated May 8, 2006. We agree with the statements concerning our Firm in such Form 8-K/A.

Very truly yours,

/s/ Semple & Cooper, LLP

Phoenix, Arizona